UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Public Utility Holding Act of 1935
File No. 70-7218
Report Date: October 1, 2003 to December 31, 2003

In the Matter of:
AEP Utilities, Inc.
  (Formerly known as Central and South West Corporation)
AEP Credit, Inc.

    1.        AEP Credit, Inc. (AEP Credit) hereby files a balance sheet as of December 31, 2003, statements of income for the three and twelve-month periods ended December 31, 2003, and 2002, and notes to the financial statements as Exhibit 1 attached hereto.

    2.        AEP Credit is currently providing low-cost financing for American Electric Power Company’s (AEP’s) electric utility operating companies through the factoring of receivables. The receivables arise primarily from the sale and delivery of electricity. On December 31, 2001, AEP Credit entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, AEP Credit sells an interest in the receivables it acquires from its clients to the commercial paper conduits and banks and receives cash. The transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,” allowing the receivables to be removed from AEP Credit’s balance sheet. AEP Credit has no ownership interest in the commercial paper conduits and does not consolidate the entities in accordance with accounting principles generally accepted in the United States of America. At December 31, 2003, AEP Credit had a $600 million commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from AEP Credit, of which $385 million was outstanding. The sale of receivables agreement was amended and restated on July 25, 2003 and expires on July 23, 2004. On December 31, 2003, the variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 1.28%. On December 31, 2003, AEP Credit had outstanding borrowings from AEP related to funding accounts receivable purchases of $102 million at a rate of 1.83%. On December 31, 2003, the overall composite rate of funding accounts receivable purchases was 1.37%.

        Any receivables eligible for sale on AEP Credit’s books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold.

    3.        AEP Credit hereby files, as Exhibit 2 attached hereto the earnings coverage for AEP Credit’s indebtedness for the period from October 1, 2003 through December 31, 2003 and AEP Credit’s capital structure at December 31, 2003. AEP Credit hereby files as Exhibit 3 attached hereto the twelve-month average of outstanding accounts receivable during said period as of the end of each month.

    4.        With respect to affiliated companies, Appalachian Power (APCo), Columbus Southern Power Company (CSPCo), Indiana Michigan Power Company (I&M), Kentucky Power Company (KPCo), Kingsport (KGPCo), Ohio Power Company (OPCo), Public Service Company of Oklahoma (PSO), and Southwestern Electric Power Company (SWEPCo), AEP Credit hereby certifies that the allowed returns on common equity for the period from October 1, 2003 through December 31, 2003 were unchanged in all regulatory jurisdictions from the previous certificate of notification, with the following exception: The Kentucky Public Service Commission in Case No. 2002-01169, allowed a return on common equity of 11% for an environmental surcharge related to costs expended at KPCo's Big Sandy Facility. AEP Credit also hereby files the discount calculation for affiliated companies and the factoring expense savings for affiliated companies as shown in Exhibits 4 and 5, respectively, attached hereto.

    5.        AEP Credit hereby files as Exhibit 6 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period October 1, 2003 through December 31, 2003.

    6.        Copy of the audited annual financial statements for the years ended December 31, 2002 and 2001. [Exhibit 7]

    7.        Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of AEP Utilities, Inc. (AEP Utilities) [formerly known as Central and South West Corporation (CSW)] and AEP Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission’s orders dated July 31, 1986, May 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21, 1993, December 16, 1994, March 11, 1997 and December 21, 2000, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, AEP Texas Central Company (formerly known as Central Power and Light Company) and AEP Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission’s orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

    8.        Chart of accounts and accounting system procedures of AEP Credit as maintained by American Electric Power Service Corporation (AEPSC). [Exhibit 8]

SIGNATURE

As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, AEP Credit Inc. has duly caused this report to be signed on the 13th day of February, 2004.

By : /s/ Wendy G. Hargus
Wendy G. Hargus
Assistant Treasurer

1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-3755

EXHIBIT INDEX

Exhibit Number	Exhibit	Transimssion Method
1	Unaudited balance sheet as of December 31, 2003, unaudited statements of income for the three and twelve month periods ended December 31, 2003 and 2002 and unaudited notes to the financial statements.	Electronic

2	Earnings coverage for the period from October 1, 2003 through December 31, 2003 and capital structure at December 31, 2003.	Electronic

3	Twelve month "rolling average" as of the end of each month of outstanding accounts receivable of affiliated companies.	Electronic

4	Discount calculation for affiliated companies for the three months ended December 31, 2003.	Electronic

5	Factoring expense savings for the affiliated companies for the three months ended December 31, 2003.	Electronic

6	Any state regulatory commission decision or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period October 1, 2003 through December 31, 2003.	Electronic

7	Copy of the AEP Credit audited annual financial statements for the year ended December 31, 2002.	Electronic

8	Chart of accounts and accounting system procedures for AEP Credit.	Electronic

Exhibit 1

AEP CREDIT, INC.
STATEMENTS OF INCOME
FOR THE PERIODS ENDED DECEMBER 31, 2003 AND 2002
(in thousands)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	2003	2002	2003	2002
OPERATING REVENUES	$10,429	$12,508	$41,647	$59,114

OPERATING EXPENSES:
Interest	407	207	1,280	1,002
Provision for Bad Debts	6,281	7,971	24,787	36,661
Loss on Sale of Accounts
Receivable	1,416	1,954	6,665	4,060
Credit Line Fees	594	315	1,900	2,763
General and Administrative	131	(67)	590	989

Total Operating Expenses	8,829	10,380	35,222	45,475

OPERATING INCOME	1,600	2,128	6,425	13,639

OTHER INCOME:
Interest Income	--	--	1	9

INCOME BEFORE INCOME TAXES	1,600	2,128	6,426	13,648

INCOME TAX EXPENSE (CREDIT):
Current	(3,769)	2,809	(3,042)	6,991
Deferred	4,144	(1,500)	5,120	(1,651)

Total Income Tax Expense	375	1,309	2,078	5,340

NET INCOME	$1,225	$819	$4,348	$8,308

The accompanying notes to financial statements are an integral part of these statements.

Exhibit 1
(Continued)

AEP CREDIT, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2003
(in thousands)
(Unaudited)

ASSETS

CURRENT ASSETS:
Retained Interest in Accounts Receivable Sold	$136,913
Unsold Accounts Receivable	32,102
Allowance For Uncollectible Accounts Retained	(13,167)
Accrued Tax Benefit	980

Total Current Assets	156,828

OTHER ASSETS:
Deferred Income Taxes	4,272
Other	350

Total Other Assets	4,622

TOTAL ASSETS	$161,450

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
Short-term Debt - Affiliated	$102,207
Accounts Payable - Affiliated	1,561
Accounts Payable - Nonaffiliated	17,605
Unearned Revenue	1,574
Other Liabilities	387

Total Current Liabilities	123,334

DEFERRED CREDITS	11,081

STOCKHOLDER'S EQUITY:
Common Stock, No Par; 1,000 Shares Authorized;
298 Shares Issued and
Outstanding as of December 31, 2003	1
Additional Paid-in Capital	27,034

Total Stockholder's Equity	27,035

TOTAL LIABILITIES AND
STOCKHOLDER'S EQUITY	$161,450

The accompanying notes to financial statements are an integral part of these statements.

Exhibit 1
(Continued)

AEP CREDIT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
(Unaudited)

1.     GENERAL:

The accompanying unaudited financial statements of AEP Credit, Inc. (the Company) should be read in conjunction with the 2002 audited annual financial statements. Certain prior-period amounts have been reclassified to conform to current-period presentation. In the opinion of management, these unaudited financial statements reflect all adjustments (consisting of only normal recurring accruals), which are necessary for a fair presentation of the results of operations for interim periods.

2.     SHORT-TERM DEBT:

The Company is currently providing low-cost financing for American Electric Power Company’s (AEP’s) electric utility operating companies through the factoring of receivables. The receivables arise primarily from the sale and delivery of electricity. On December 31, 2001, the Company entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, the Company sells an interest in the receivables it acquired from its clients to the commercial paper conduits and banks and receives cash. The transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,” allowing the receivables to be removed from the Company’s balance sheet. The Company has no ownership interest in the commercial paper conduits and does not consolidate the entities in accordance with accounting principles generally accepted in the United States of America.

At December 31, 2003, the Company had a $600 million commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from the Company, of which $385 million was outstanding. The sale of receivables agreement was amended and restated on July 25, 2003 and expires on July 23, 2004. On December 31, 2003, the average variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 1.28%. On December 31, 2003, the Company had outstanding borrowings from AEP related to funding accounts receivable purchases of $102 million at a rate of 1.83%. On December 31, 2003, the overall composite rate of funding accounts receivable purchases was 1.37%.

Any receivables eligible for sale on the Company’s books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold. Additional information related to the sale of receivables is as follows:

$s in Millions
(Unaudited)
Proceeds from Sale of Accounts Receivable during	$1,177
the 3 months ended December 31, 2003

Proceeds from Sale of Accounts Receivable during	5,221
the 12 months ended December 31, 2003

Accounts Receivable Eligible for Sale and Pledged	124
as Collateral as of December 31, 2003

Deferred Revenue from Servicing Accounts Receivable	1
as of December 31, 2003

Loss on Sale of Accounts Receivable during the 3	1
months ended December 31, 2003

Loss on Sale of Accounts Receivable during the 12	7
months ended December 31, 2003

Average Variable Discount Rate to the Conduits	1.26%
during the 3 months ended December 31, 2003

Average Variable Discount Rate to the Conduits	1.33%
during the 12 months ended December 31, 2003

Exhibit 2

AEP CREDIT, INC.
EARNINGS COVERAGE
(in thousands, except ratios)
(Unaudited)

	2003
	October	November	December
Net Income	$284	$681	$260
Income Taxes	12	325	38
Interest Expense/
Credit Line Fees	310	287	402

Earnings	$606	$1,293	$700

Interest Expense/	$310	$287	$402
Credit Line Fees
Ratio of Earnings
To Fixed Charges	1.95	4.50	1.74

CAPITAL STRUCTURE
DECEMBER 31, 2003
(in thousands)
(Unaudited)

Short-Term Debt (Non-Affiliated)	$-	0%
Intercompany Loan (Short-term Debt - Affiliated)	102,207	79%
Common Equity	27,043	21%

Total	$129,250	100%

Exhibit 2
(Continued)

CAPITAL STRUCTURE ADJUSTED FOR
ACCOUNTS RECEIVABLE SOLD TO BANKS
DECEMBER 31, 2003
(in thousands)
(Unaudited)

Accounts Receivable Sold to Banks	$385,000	75%
Intercompany Loan (Short-term Debt - Affiliated)	102,207	20%
Common Equity	27,043	5%

Total	$514,250	100%

Exhibit 3

AEP CREDIT, INC.
AVERAGE TWELVE-MONTH "ROLLING" ACCOUNTS RECEIVABLE BALANCES
(in thousands)
(Unaudited)

	Twelve Months Ended October 31, 2003	Twelve Months Ended November 30, 2003	Twelve Months Ended December 31, 2003
AFFILIATES
APCo	$66,351	$66,365	$65,968
CSPCo	105,738	105,126	104,087
I&M	105,614	105,465	105,031
KGPCo	7,531	7,539	7,489
KPCo	28,745	28,827	28,849
OPCo	113,986	113,669	112,932
PSO	111,871	114,867	117,308
SWEPCo	80,159	80,530	80,273

Total Affiliates:	$619,995	$622,388	$621,937

Exhibit 4

APPALACHIAN POWER COMPANY
DISCOUNT CALCULATION
THREE MONTHS ENDED DECEMBER 31, 2003
(Unaudited)

Discount Calculation
Weighted Cost of Capital (Annualized)	0.014054
Average Days Outstanding	32.74

Weighted Cost of Capital (Average
Days Outstanding)	0.001260
Collection Experience Factor	0.002505
Agency Fee Rate	0.020000

Total Discount Factor	0.023765

ASSUMPTIONS
INTEREST RATE AND PURCHASE DISCOUNT	1.3452%
RETAIL ROCE (RETURN ON COMMON EQUITY)	10.8500%
TAX RATE	38.0000%
DEBT RATIO	95.0000%
EQUITY RATIO	5.0000%

Exhibit 4
(Continued)

COLUMBUS SOUTHERN POWER COMPANY
DISCOUNT CALCULATION
THREE MONTHS ENDED DECEMBER 31, 2003
(Unaudited)

Discount Calculation
Weighted Cost of Capital (Annualized)	0.014892
Average Days Outstanding	38.46

Weighted Cost of Capital (Average
Days Outstanding)	0.001569
Collection Experience Factor	0.006661
Agency Fee Rate	0.020000

Total Discount Factor	0.028230

ASSUMPTIONS
INTEREST RATE AND PURCHASE DISCOUNT	1.3452%
RETAIL ROCE (RETURN ON COMMON EQUITY)	12.4600%
TAX RATE	38.0000%
DEBT RATIO	95.0000%
EQUITY RATIO	5.0000%

Exhibit 4
(Continued)

INDIANA MICHIGAN POWER COMPANY
DISCOUNT CALCULATION
THREE MONTHS ENDED DECEMBER 31, 2003
(Unaudited)

	Discount Calculation Indiana	Discount Calculation Michigan
Weighted Cost of Capital (Annualized)	0.014650	0.015176
Average Days Outstanding	33.74	39.18

Weighted Cost of Capital (Average
Days Outstanding)	0.001354	0.001629
Collection Experience Factor	0.003067	0.003034
Agency Fee Rate	0.020000	0.020000

Total Discount Factor	0.024421	0.024663

ASSUMPTIONS
INTEREST RATE	1.3452%	1.3452%
RETAIL ROCE (RETURN ON COMMON EQUITY)	12.0000%	13.0000%
TAX RATE	38.0000%	38.0000%
DEBT RATIO	95.0000%	95.0000%
EQUITY RATIO	5.0000%	5.0000%

Exhibit 4
(Continued)

KINGSPORT
DISCOUNT CALCULATION
THREE MONTHS ENDED DECEMBER 31, 2003
(Unaudited)

Discount Calculation
Weighted Cost of Capital (Annualized)	0.014650
Average Days Outstanding	32.21

Weighted Cost of Capital (Average
Days Outstanding)	0.001293
Collection Experience Factor	0.003131
Agency Fee Rate	0.020000

Total Discount Factor	0.024424

ASSUMPTIONS
INTEREST RATE AND PURCHASE DISCOUNT	1.3452%
RETAIL ROCE (RETURN ON COMMON EQUITY)	12.0000%
TAX RATE	38.0000%
DEBT RATIO	95.0000%
EQUITY RATIO	5.0000%

  Exhibit 4
(Continued)

KENTUCKY POWER COMPANY
DISCOUNT CALCULATION
THREE MONTHS ENDED DECEMBER 31, 2003
(Unaudited)

Discount Calculation
Weighted Cost of Capital (Annualized)	0.014387
Average Days Outstanding	36.14

Weighted Cost of Capital (Average
Days Outstanding)	0.001425
Collection Experience Factor	0.005575
Agency Fee Rate	0.020000

Total Discount Factor	0.027000

ASSUMPTIONS
INTEREST RATE AND PURCHASE DISCOUNT	1.3452%
RETAIL ROCE (RETURN ON COMMON EQUITY)	11.5000%
TAX RATE	38.0000%
DEBT RATIO	95.0000%
EQUITY RATIO	5.0000%

Exhibit 4
(Continued)

OHIO POWER COMPANY
DISCOUNT CALCULATION
THREE MONTHS ENDED DECEMBER 31, 2003
(Unaudited)

Discount Calculation
Weighted Cost of Capital (Annualized)	0.015077
Outstanding	34.36

Weighted Cost of Capital (Average Days Outstanding)	0.001419
Collection Experience Factor	0.004923
Agency Fee Rate	0.020000

Total Discount Factor	0.026342

ASSUMPTIONS
INTEREST RATE AND PURCHASE DISCOUNT	1.3452%
RETAIL ROCE (RETURN ON COMMON EQUITY)	12.8100%
TAX RATE	38.0000%
DEBT RATIO	95.0000%
EQUITY RATIO	5.0000%

Exhibit 4
(Continued)

PUBLIC SERVICE COMPANY OF OKLAHOMA
DISCOUNT CALCULATION
THREE MONTHS ENDED DECEMBER 31, 2003
(Unaudited)

Discount Calculation
Weighted Cost of Capital (Annualized)	0.014124
Average Days Outstanding	52.09

Weighted Cost of Capital (Average
Days Outstanding)	0.002016
Collection Experience Factor	0.003363
Agency Fee Rate	0.020000

Total Discount Factor	0.025379

ASSUMPTIONS
INTEREST RATE AND PURCHASE DISCOUNT	1.3452%
RETAIL ROCE (RETURN ON COMMON EQUITY)	11.0000%
TAX RATE	38.0000%
DEBT RATIO	95.0000%
EQUITY RATIO	5.0000%

Exhibit 4
(Continued)

SOUTHWESTERN ELECTRIC POWER COMPANY
DISCOUNT CALCULATION
THREE MONTHS ENDED DECEMBER 31, 2003
(Unaudited)

	Discount Calculation Arkansas	Discount Calculation Louisiana	Discount Calculation Texas
Weighted Cost of Capital (Annualized)	0.013993	0.014177	0.016596
Average Days Outstanding	38.98	46.29	38.75

Weighted Cost of Capital (Average
Days Outstanding)	0.001494	0.001798	0.001762
Collection Experience Factor	0.003280	0.003787	0.003016
Agency Fee Rate	0.020000	0.020000	0.020000

Total Discount Factor	0.024774	0.025585	0.024778

ASSUMPTIONS
INTEREST RATE AND PUCHASE DISCOUNT	1.3452%	1.3452%	1.3452%
RETAIL ROCE (RETURN ON COMMON EQUITY)	10.7500%	11.1000%	15.7000%
TAX RATE	38.0000%	38.0000%	38.0000%
DEBT RATIO	95.0000%	95.0000%	95.0000%
EQUITY RATIO	5.0000%	5.0000%	5.0000%

Exhibit 5

AEP CREDIT, INC.
AFFILIATED COMPANIES
FACTORING EXPENSE SAVINGS
THREE MONTHS ENDED DECEMBER 31, 2003
(in thousands)
(Unaudited)

	20% EQUITY	5% EQUITY	SAVINGS
AFFILIATES
APCo	$676	$322	$354
CSPCo	1,277	580	697
I&M	1,262	578	684
KGPCo	84	39	45
KPCo	340	160	180
OPCo	1,418	638	780
PSO	1,462	693	769
SWEPCo	1,038	468	570

Total Affiliates:	$7,557	$3,478	$4,079

Exhibit 6

State regulatory commission decisions or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period October 1, 2003 through December 31, 2003:

None

Exhibit 7

AEP CREDIT, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

TOGETHER WITH INDEPENDENT AUDITORS’ REPORT

Exhibit 7
(Continued)

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of AEP Credit, Inc.:

We have audited the accompanying balance sheets of AEP Credit, Inc. (the “Company”) as of December 31, 2002 and 2001 and the related statements of income, stockholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AEP Credit, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Columbus, Ohio
February 14, 2003

Exhibit 7
(Continued)

AEP CREDIT, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

	2002	2001
OPERATING REVENUES	$59,114	$172,720
OPERATING EXPENSES:
Interest	1,002	57,425
Provision for Bad Debts	36,661	57,771
Loss on Sale of Accounts Receivable	4,060	7,611
Credit Line Fees	2,763	4,945
General and Administrative	989	1,960

Total Operating Expenses	45,475	129,712

OPERATING INCOME	13,639	43,008
OTHER INCOME:
Interest Income	9	4

INCOME BEFORE INCOME TAXES	13,648	43,012

INCOME TAX EXPENSE (CREDIT):
Current	6,991	14,466
Deferred	(1,651)	1,341

Total Income Taxes	5,340	15,807

NET INCOME	$8,308	$27,205

The accompanying notes to financial statements are an integral part of these statements.

Exhibit 7
(Continued)

AEP CREDIT, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001
(in thousands)

	2002	2001
ASSETS
CURRENT ASSETS:
Retained Interest in Accounts Receivable Sold	$92,463	$161,357
Unsold Accounts Receivable - Affiliated	35,468	73,354
Unsold Accounts Receivable - Nonaffiliated	--	49,273
Allowance For Uncollectible Accounts Retained	(16,967)	(17,578)

Total Accounts Receivable	110,964	266,406

OTHER ASSETS:
Deferred Income Taxes	9,392	7,741
Other	--	663

Total Other Assets	9,392	8,404

TOTAL ASSETS	$120,356	$274,810

LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
Short-term Debt - Affiliated	$42,422	$63,662
Accounts Payable - Affiliated	3,539	2,426
Accounts Payable - Nonaffiliated	29,158	90,929
Unearned Revenue	1,712	8,319
Other Liabilities	3,668	17,313

Total Current Liabilities	80,499	182,649

DEFERRED CREDITS:	11,630	26,583

STOCKHOLDER'S EQUITY:
Common Stock, No Par; 1,000 Shares Authorized;
294 Shares and 298 Shares Issued and
Outstanding as of December 31, 2002 and as
of December 31, 2001	1	1
Additional Paid-in Capital	28,226	65,577

Total Stockholder's Equity	28,227	65,578

TOTAL LIABILITIES AND
STOCKHOLDER'S EQUITY	$120,356	$274,810

The accompanying notes to financial statements are an integral part of these statements.

Exhibit 7
(Continued)

AEP CREDIT, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE DECEMBER 31, 2000	$1	$94,400	$ --	$94,401
Net Contributions (Return)
of Capital	--	(28,823)	--	(28,823)
Net Income	--	--	27,205	27,205
Common Stock Dividends	--	--	(27,205)	(27,205)

BALANCE DECEMBER 31, 2001	$1	$65,577	$ --	$65,578
Net Contributions (Return)
of Capital	--	(37,351)	--	(37,351)
Net Income	--	--	8,308	8,308
Common Stock Dividends	--	--	(8,308)	(8,308)

BALANCE DECEMBER 31, 2002	$1	$28,226	$ --	$28,227

Exhibit 7
(Continued)

The accompanying notes to financial statements are an integral part of these statements.

AEP CREDIT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

	2002	2001
OPERATING ACTIVITIES:
Net Income	$8,308	$27,205
Adjustments to Reconcile Net Income
to Net Cash Flows From
Operating Activities:
Loss on Sale of Accounts Receivable	4,060	7,611
Changes in Assets and Liabilities:
Accounts Receivable	151,382	1,065,607
Deferred Income Taxes	(1,651)	1,341
Deferred Credits	(14,953)	(632)
Accounts Payable - Affiliated	1,113	2,199
Accounts Payable - Nonaffiliated	(61,771)	90,929
Unearned Revenue	(6,607)	2,488
Other Assets	663	4,109
Other Liabilities	(4,524)	4,818

Net Cash Flows From
Operating Activities	76,020	1,205,675

FINANCING ACTIVITIES:
Capital Contribution	51,264	202,997
Return of Capital	(88,615)	(231,820)
Change in Short-term Debt	(21,240)	(1,157,286)
Payment of Dividends	(17,429)	(19,566)

Net Cash Flows Used For
Financing Activities	(76,020)	(1,205,675)

CHANGE IN CASH AND CASH EQUIVALENTS	--	--

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	--	--

CASH AND CASH EQUIVALENTS, END OF YEAR	$-	$-

SUPPLEMENTARY INFORMATION:
Cash Paid for Interest	$3,418	$51,341

Cash Paid for Income Taxes	$9,458	$10,679

The accompanying notes to financial statements are an integral part of these statements.

Exhibit 7
(Continued)

AEP CREDIT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

AEP Credit, Inc. (AEP Credit or the Company) is a wholly owned subsidiary of AEP Utilities Inc., formerly known as Central and South West Corporation (CSW), and an indirect subsidiary of American Electric Power Company, Inc. (AEP or Parent Company) and was originally formed to purchase without recourse, accounts receivable from affiliated domestic electric utilities to reduce working capital requirements. In addition, because the Company’s capital structure is more leveraged than that of the affiliated domestic electric utilities, AEP’s overall cost of capital is lower. Subsequent to its formation, the Company purchased, without recourse, accounts receivable from certain non-affiliated utility companies. In January 2002, the Company ceased purchasing accounts receivable from non-affiliated electric utilities. Significant accounting policies are summarized below:

Revenue Recognition

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price after providing for an allowance for doubtful accounts and deferred agency fee revenue.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectible.

Retained Interest in Accounts Receivable Sold

AEP Credit maintains a retained interest in the accounts receivable sold. This interest is then pledged as collateral for the collection of the receivables sold.

At the end of each weekly collection period, the aggregate cash collections from accounts receivable are allocated first to pay the commercial paper conduits and banks for receivables previously sold to third parties. If the amount of cash required to make the above payments exceeds the amount collected during the period, the shortfall is paid by AEP Credit. If the cash collected during the period exceeds the amount necessary for the above payments, the excess is credited against the retained interest in accounts receivable sold. AEP Credit’s retained interest represents the amount of cash it expects to receive on receivables previously sold less an allowance for anticipated uncollectible accounts.

At December 31, 2002 and 2001, the fair value of the retained interest is recorded at fair value based upon the value of the underlying accounts receivable.

Federal Income Taxes

The Company joins in the filing of a consolidated federal income tax return with their affiliated companies in the American Electric Power System, an integrated electric utility system, owned and operated by AEP’s electric utility subsidiaries, (AEP System). The allocation of the AEP System’s current consolidated federal income tax to the System companies is in accordance with Securities and Exchange Commission (SEC) rules under the Public Utility Holding Company Act of 1935. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System Parent Company is allocated to its subsidiaries with taxable income. With the exception of the loss of the Parent Company, the method of allocation approximates a separate return result for each company in the consolidated group. Federal income tax expense resulted in an effective rate of 39% for 2002 and 37% for 2001.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The Company also recognizes the tax benefit of operating losses allocated by the Parent Company to AEP Credit. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off.

Related Party Transactions

American Electric Power Service Corporation (AEPSC), a wholly owned subsidiary of AEP, provides administrative services to the Company and is reimbursed for the cost of such services. These services were provided at a cost of $766,000 in 2002 and $1,792,000 in 2001.

Fair Value of Accounts Receivable and Short-term Debt

The fair value of accounts receivable and short-term debt approximates the carrying amount as stated on the balance sheets because of the short maturity of those instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses reported in the accompanying financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the 2002 presentation.

2.     REGULATION:

The Company is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company’s method of calculating the discount associated with the purchase of AEP subsidiary companies’ accounts receivable.

3.     SHORT-TERM DEBT:

On May 30, 2001, AEP Credit ceased issuing commercial paper and allowed its $2 billion unsecured revolving credit facility to mature. Funding needs were replaced by a $1.5 billion variable funding note, which, in turn, was terminated on December 31, 2001 when AEP Credit entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, which expires May 28, 2003, AEP

Credit sells an interest in the receivables it acquires to the commercial paper conduits and banks and receives cash. This transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, “Accounting for transfers and servicing of financial assets and extinguishment of liabilities” (SFAS 140). SFAS 140 allows the receivables to be taken off of AEP Credit’s balance sheet and allows AEP Credit to repay any debt obligations. AEP has no ownership interest in the commercial paper conduits and does not consolidate these entities in accordance with U.S. GAAP. The Company continues to service the receivables. This off-balance sheet transaction was entered into to allow AEP credit to repay its outstanding debt obligations, continue to purchase the AEP operating companies’ receivables, and accelerate its cash collections.

The sale of receivables agreement provided that the banks and commercial paper conduits would purchase a maximum of $600 million of receivables from AEP Credit, of which $454 million was outstanding at December 31, 2002. As collections from receivables sold occur and are remitted, the outstanding balance for sold receivables is reduced and as new receivables are sold, the outstanding balance of sold receivables increases. During 2002, all of the receivables sold represented affiliate receivables. The commitment’s new term under the sale of receivables agreement will remain at $600 million until May 28, 2003. AEP Credit maintains a retained interest in the receivables sold and this interest is pledged as collateral for the collection of the receivables sold. The fair value of the retained interest is based on book value due to the short-term nature of the accounts receivables less an allowance for anticipated uncollectible accounts.

Comparative accounts receivable information for AEP Credit:

Year Ended December 31,
(in millions, except percentages)

	2002	2001
Proceeds from Sale of
Accounts Receivable	$5,513	$1,134

Accounts Receivable
Retained Interest Less
Uncollectible Accounts
and Amounts Pledged
as Collateral	75	143

Deferred Revenue from
Servicing Accounts
Receivable	1	5

Loss on Sale of Accounts
Receivable	4	8

Average Variable
Discount Rate	1.92%	2.28%

Retained Interest if 10%
Adverse Change in
Uncollectible Accounts *	74	142

Retained Interest if 20%
Adverse Change in
Uncollectible Accounts *	72	140

* These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another

(for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities

Additional accounts receivable information for AEP Credit:

	Face Value
	Year Ended December 31,
	(in millions)

	2002	2001
Retained Interest in Accounts Receivable Sold	$92	$161
Unsold Accounts Receivable	36	123
Allowance for Uncollectible Accounts Retained	(17)	(18)

Total Net Balance Sheet Accounts Receivable	111	266
Customer Accounts Receivable Sold (Affiliate)	454	560
Customer Accounts Receivable Sold (Non-Affiliate)	--	485

Total Accounts Receivable managed	$565	$1,311

Net Uncollectible Accounts Written off for the Year Ended
December 31	$37	$62

4.     TERMINATION OF PURCHASE AGREEMENTS IN 2002:

AEP Credit purchases accounts receivable through purchase agreements with affiliated companies and, until the first quarter of 2002, with non-affiliated companies. As a result of the restructuring of electric utilities in the State of Texas, the purchase agreement between AEP Credit and Reliant Energy, Incorporated was terminated as of January 25, 2002 and the purchase agreement between AEP Credit and Texas-New Mexico Power Company, the last remaining non-affiliated company, was terminated on February 7, 2002. In addition, the purchase agreements between AEP Credit and its Texas affiliates AEP Texas Central Company (formerly Central Power and Light Company) and AEP Texas North Company (formerly West Texas Utilities Company) were terminated effective March 20, 2002.

   5.     TERMINATION OF FACTORING AGREEMENT:

AEP Credit recorded a gain of $20 million in December 2001 due to the termination of a factoring agreement with an unaffiliated company. The $20 million payment to AEP Credit was made in December 2001.

Exhibit 8

AEP CREDIT, INC.
CHART OF ACCOUNTS
Standard Accounts - Quick Reference
BALANCE SHEET ACCOUNTS (1310-2831)
Description	Account Number
Assets
Cash	1310.XXX
Cash	1310.000
Temporary Cash Investments	1360.XXX
Temporary Investments	1360.000
Customer Accounts Receivable	1420.XXX
Residual A/R Affiliated	1420.036
Contra A/R Affiliated	1420.037
Other Accounts Receivable	1430.XXX
Residual A/R Non-Affiliated	1430.059
Contra A/R Non-Affiliated	1430.060
Accumulated Provision for Uncollectible Accounts - Cr	1440.XXX
Uncollectible Accounts-Other Receivables	1440.002
Accounts Receivable from Associated Companies	1460.XXX
A/R - Associated Co - InterUnit G/L	1460.001
A/R - Associated Co - InterUnit A/P	1460.009
Factored A/R - Billed	1460.022
Factored A/R - Unbilled	1460.023
Prepayments	1650.XXX
Prepaid Insurance	1650.001
Other Prepayments	1650.006

Liabilities
Common Stock Issued	2010.XXX
Common Stock Issued-Affiliated	2010.000
Donations Received from Stockholders	2080.XXX
Donations Received from Stockholders	2080.000
Unappropriated Retained Earnings	2160.XXX
Unappropriated Retained Earnings-Unrestricted	2160.001
Notes Payable	2310.XXX
Notes	2310.001
Accounts Payable	2320.XXX
AEP CREDIT Payable to Banks	2320.065
Notes Payable to Associated Companies	2330.XXX
Corp Borrow Program (NP-Assoc)	2330.000
Accounts Payable to Associated Companies	2340.XXX
A/P Associated Co - InterUnit G/L	2340.001
A/P Associated Co - Intercompany	2340.027
Factored-A/R Charge-Off Limit Fee	2340.028
A/P Associated Co - AEPSC Bills	2340.029
A/P Associated Co - InterUnit A/P	2340.030
Taxes Accrued	2360.XXX
Federal Income Tax	2360.001
State Income Taxes	2360.002
State Franchise Taxes	2360.012
Interest Accrued	2370.XXX
Interest Accrued-Lines of Credit	2370.008

Exhibit 8
(Continued)

AEP CREDIT, INC.
CHART OF ACCOUNTS
Standard Accounts - Quick Reference
INCOME STATEMENT ACCOUNTS (4082-9302)

Description	Account Number
Revenues
Interest and Dividend Income	4190.XXX
Interest Income	4190.002
Miscellaneous Service Revenues	4510.XXX
Misc Service Rev -Revenue Recognition-Assoc	4510.013
Misc Service Rev - Bad Debt - Assoc	4510.015
Misc Service Rev - Agency Fee - Assoc	4510.016
Misc Service Rev - Carrying Cost-Assoc	4510.017
Misc Service Rev-Credit Line Fee - Assoc	4510.018
Misc Service Rev-Rev Recognition-NonAssoc	4510.020
Misc Service Rev - Bad Debt - NonAssoc	4510.022
Misc Service Rev - Agency Fee - NonAssoc	4510.023
Misc Service Rev - Carrying Cost - NonAssoc	4510.024
Misc Service Rev - Credit Line Fee - NonAssoc	4510.025
Expenses
Taxes Other than Income Taxes - Other Income and Deductions	4082.XXX
State Franchise Taxes	4082.008
Income Taxes - Utility Operating Income	4091.XXX
Income Taxes, UOI - Federal	4091.001
Income Taxes - Other Income and Deductions	4092.XXX
Inc Tax, Other Inc and Ded - State	4092.002
Provision for Deferred Income Taxes - Utility Operating Income	4101.XXX
Prov Def I/T Util Op Inc-Fed	4101.001
Interest on Debt to Associated Companies	4300.XXX
Interest to Assoc Co - Money Pool	4300.003
Other Interest Expense	4310.XXX
Lines of Credit	4310.007
Uncollectible Accounts	9040.XXX
Uncollectible Accounts	9040.000
Office Supplies and Expenses	9210.XXX
Off Supplies and Expenses - NonAssoc	9210.001
Outside Services Employed	9230.XXX
Outside Services Employed - NonAssoc	9230.001
AEPSC Billed to Client Co	9230.003
Miscellaneous General Expenses	9302.XXX
Miscellaneous General Expense	9302.000
Corporate and Fiscal Expenses	9302.003
Loss on Sale of A/R	9302.015

Exhibit 8
(Continued)

AEP CREDIT, INC.

ACCOUNTING SYSTEM PROCEDURES

INTRODUCTION

AEP Credit, Inc. (AEP Credit), a wholly owned subsidiary of AEP Utilities, Inc. (formerly Central and South West Corporation), and an indirect subsidiary of AEP was formed for the purpose of providing a low-cost financing source for utilities through factoring utility accounts receivable (receivables). AEP Credit purchases receivables at a discount enabling its customers to collect their money the same day they deliver its utility service.

Each company selling (factoring) its receivables to AEP Credit has executed a “Purchase Agreement” and an “Agency Agreement” which outlines how the basic transactions take place. The Purchase Agreement and Agency Agreement may be terminated by either party upon 30 days written notice to the other party.

AEP Credit’s affiliated customers are Appalachian Power Company (APCo), Columbus Southern Power Company (CSPCo), Indiana Michigan Power Company (I&M), Ohio Power Company (OPCo), Kentucky Power Company (KPCo), Kingsport Power Company (KGPCo), Public Service Company of Oklahoma (PSO), and Southwestern Electric Power Company (SWEPCo). The customers are individually known as “Seller” and collectively known as “Sellers.”

AEP Credit is authorized to purchase, without recourse, certain receivables arising from the sale and delivery of electricity, gas and other related services in the Seller’s ordinary course of business. The price AEP Credit pays the Seller for the receivables is the dollar amount of receivables less a discount (purchase price). The determination of the discount is based upon AEP Credit’s cost of financing, the Seller’s collection experience and an agency fee.

The Seller has agreed through the Agency Agreement to service, administer and collect such receivables on behalf of AEP Credit. As long as the Seller acts as the agent, AEP Credit agrees to pay the Seller an agent collection fee. Payment of the agent collection fee shall be made simultaneously with collections, by deducting the fee from funds owed to AEP Credit for receivables collected.

The data received from the Seller must be accurate and timely received. Any delays or inaccurate information affects the cash exchanged between the Seller and AEP Credit; therefore, it is critical to AEP Credit’s operation that the Seller provide accurate and timely information. The Seller has also agreed to maintain individual customer records that support the factored receivables and the collection of those receivables. These records are available to AEP Credit for examination and analysis.

The following procedures outline the transactions that take place and the accounting for these transactions. The detailed sections describe procedures for AEP Credit as performed by American Electric Power Service Corporation (AEPSC), AEPSC Treasury-Cash Management (AEPSC Cash Management), Accounting, AEPSC Regulatory Reporting and the Sellers. As required by Securities Exchange Commission (SEC) Order, AEP Credit utilizes the excess capacity of AEPSC employees to handle its operations.

INITIAL TRANSACTION

The initial transaction between AEP Credit and the Seller is based on the receivables and allowance for bad debts recorded on the Seller’s books at an agreed upon date. The amount of receivables purchased by AEP Credit is determined by applying the carrying cost portion and agency fee portion of the discount rate factor to the balance of receivables less the balance of the allowance for bad debts. AEP Credit will remit the net transaction amount to the Seller on the initial transaction date by wire transfer. AEP Credit records on its books the amount of gross receivables and the allowance for bad debts.

DAILY TRANSACTIONS

Information Received From Sellers

Automated Billings

These are the amounts of gross receivables billed by the Seller each day. This information is provided by state jurisdiction and further broken down by retail and wholesale designation. The information is provided the morning after the actual billing date. The discounts and purchase price are calculated and verified with the Seller.

Automated Collections

These amounts include all collections of receivables and billing adjustments that change the amounts due from customers. This information is provided by state jurisdiction and further broken down by retail and wholesale designation. The information is provided the morning after the collections are processed. The collections are subtracted from the purchase price to determine the net cash transaction for the day and the balance of purchased receivables.

Unbilled Revenues & Estimated Billings Sold

Unbilled revenues represent receivables created by the delivery of electricity to customers which the customer is legally obligated to pay, and is recorded on the customer’s meter but has not yet been billed by the Seller. AEP Credit purchases both billed and unbilled receivables as stipulated in the Purchase Agreement.

AEP Credit’s approach to purchasing unbilled revenues is to purchase on a daily basis a portion of all billing cycles for an upcoming month. When the actual cycle billing occurs, an adjustment is made to that day’s transaction for the difference between the amount previously purchased for that cycle and the actual billing. Estimates of unbilled revenues are based upon the Seller’s projected billings and historical cycle billings adjusted for any known changes.

Manual Adjustments

Manual adjustments are periodically necessary to correct previous transactions. These adjustments are timely reported to AEP Credit. These amounts are included with the items discussed above in the determination of the purchase price and the net cash transaction for the current day’s transaction.

Daily Procedures Performed by AEPSC Cash Management

Determination of Face Amount Purchased

The dollar amount of receivables purchased by AEP Credit from the Seller is known as the “face amount purchased.” The face amount purchased consists of the Seller’s daily cycle billings plus daily unbilled revenues minus unbilled revenues previously purchased for the current day’s billing cycle.

Determination of Discount Rate

The purchase price AEP Credit pays to the Seller is the face amount purchased, reduced by the discount rate. The discount taken compensates AEP Credit for costs associated with financing and recovering receivables purchased without recourse. Three components determine the discount rate:

  carrying cost component
  collection experience component
  agency fee component

Each of these components is described below.

Carrying Cost Component

The carrying cost component compensates AEP Credit for its cost of carrying the receivables it purchases. For purposes of calculating this portion of the discount, AEP Credit assumes certain debt and equity ratios for each Seller, currently as follows:

Seller	Debt	Equity
Affiliated Companies	95%	5%

The calculation of this component consists of three factors:

  Debt factor — Compensates AEP Credit for its interest cost in obtaining funding from external sources. The calculation consists of multiplying the daily interest cost incurred by AEP Credit by the appropriate debt ratios.
  Equity factor — Provides a return to AEP Credit for the equity that is provided by AEP Utilities, Inc. The calculation consists of multiplying the allowed return on equity by the appropriate equity ratios and then dividing by the tax effect (1 — tax rate) to allow for income taxes. The return on equity that the SEC allows for the purchase of retail receivables is based on the allowed equity returns of the Seller as approved by its respective state commission. For affiliated wholesale receivables, the SEC allows AEP Credit a return on equity equal to the weighted average retail returns on equity for the affiliate companies.
  Average days outstanding factor — Average days outstanding are computed for each state jurisdiction and further broken down by retail and wholesale designation. The average days outstanding is calculated and reset monthly on the fifth business day by dividing the average daily balance of outstanding receivables by average receivables purchased per day, based on the previous month’s transactions.

The carrying cost component is determined by adding the debt factor and the equity factor to determine the overall annual carrying cost charge. This annual carrying cost charge is divided by 360 to get a daily rate which is then multiplied by the average days outstanding factor to determine the carrying cost component.

Collection Experience Component

The collection experience component compensates AEP Credit for uncollectible receivables and is calculated and reset monthly on the fifth business day. The component is calculated by dividing the net amount of receivables charged-off over the last 12 months by the amount of receivables purchased for the same time period. The net amount of receivables charged-off is the dollar amount charged-off as uncollectible less any recoveries previously charged-off plus an excess of 90-day past due receivables (90-day surcharge). The 90-day surcharge penalizes the Seller’s failure to charge-off a receivable by adding excessive aged accounts to the collection experience factoring rate.

Agency Fee Component

The agency fee component provides AEP Credit with additional protection from excessive charge-offs. At the time receivables are purchased, 2% of the face amount purchased is withheld from the Seller until collection. Upon collection of the receivables, AEP Credit returns the 2% held back to the Seller. If the Seller’s net charge-offs become excessive, the portion of the net monthly charge-off that exceeds the charge-off limit will be withheld for 12 months. The charge-off limit is 1% of the sum of the last 12 months’ collections divided by 12.

Daily Transactions Summary

The face amount purchased from the Seller is multiplied by the discount rate to get the discount amount. The total discount amount is subtracted from the total face amount purchased resulting in the price AEP Credit pays the Seller for the receivables. The amount collected from the customers is subtracted from the purchase price to get the net cash transaction for the day.

The amount billed, purchase price, amount collected and net cash transactions are confirmed with the Seller. The net cash transactions are then authorized to be wire transferred between the bank accounts of the Seller and AEP Credit. Cash transactions are netted to avoid multiple daily wires between AEP Credit and the Seller.

OTHER TRANSACTIONS

Determination of Carrying Cost Variance Payment

On the fifth business day of each month, the charges assessed the Seller are adjusted through the Carrying Cost Variance Payment. At month-end AEP Credit calculates the carrying cost revenue that is recognized for the current month and compares it to the incurred service fee. The service fee is calculated by multiplying the daily outstanding receivables balances by the daily financing rate incurred by AEP Credit.

If the carrying cost revenue recognized is greater than the service fee, AEP Credit owes the Seller the excess carrying cost revenue collected. If the carrying cost revenue recognized is less than the service fee, the Seller owes AEP Credit additional carrying cost revenue. This transaction takes place on the fifth business day of each month along with the change to the average days outstanding factor and the collection experience component.

MONTHLY ACCOUNTING

Monthly accounting for AEP Credit is done by AEPSC Accounting. Accounting is based on information received primarily from AEPSC Cash Management.

Information From AEPSC Cash Management

Monthly Summary of Daily Factoring Transactions

These summaries include daily gross receivables purchased, the purchase price, discounts, collections and the daily receivables balance for each Seller by state jurisdiction and further broken down by retail and wholesale designation. Also included are cash transactions.

Allocation Factors

AEPSC Cash Management also calculates allocation factors based on average receivables balances for each Seller during the month by state jurisdiction and further broken down by retail and wholesale designation as a percentage of the total of all balances held by AEP Credit. Allocation factors are used to allocate interest expense, interest income, legal fees and other transactions not allocable to a specific Seller.

Unearned Revenues

The discount factor applied to receivables includes a carrying cost for an assumed number of days until collection (average days outstanding). A part of the carrying cost associated with receivables factored toward month-end will not be actually incurred by AEP Credit until the following month. This creates a mismatch between current month carrying cost revenues and carrying cost expenses. Therefore, AEP Credit defers a portion of the carrying cost discount as unearned discount revenues.

The calculation of unearned discount revenues is done at the end of the month by AEPSC Cash Management for each Seller and provided to AEPSC Accounting. This information is also provided to the Seller, which recognizes the amount as prepaid factoring costs.

Bad Debt Write-offs and Collections

Pursuant to the Agency Agreement, the Seller uses its best efforts in processing and collecting factored receivables as an agent for AEP Credit. The Seller is empowered, as necessary, to employ collection agencies or other third parties to collect delinquent receivables.

Each month, the Seller recommends to AEP Credit the amount of retail and wholesale receivables by state jurisdiction to be written-off as uncollectible. Also, each month any amounts collected on accounts previously written-off are reported by the Seller. The amount recovered is netted against the gross write-offs for the month when determining the collection experience component and when booking bad debts.

Explanation of any Manual Adjustments

At the end of the month, AEPSC Cash Management provides AEPSC Accounting with copies of all pertinent information explaining any unusual manual adjustments made during the month.

Summary of Cash Transactions

These summaries include all daily cash receipts and disbursements along with daily balances that have been verified to the bank balances. These summaries provide additional information on actual cash receipts and disbursements for the preparation of any necessary journals.

Interest and Other Accruals

AEPSC Cash Management calculates and provides to AEPSC Accounting the amount of interest expense, credit line fees, prepaid interest, interest income and any other costs associated with short-term borrowings and investments to be recorded during the month.

Capitalization Balances

Daily balances of short-term borrowings and AEP Utilities, Inc. equity are maintained by AEPSC Cash Management. This information is used to ensure that stipulated equity requirements are being met and all related equity transactions are properly recorded on the accounting records.

Miscellaneous Cash Items

AEPSC Cash Management provides details on any change in cash procedures that affect transactions that should be reflected in the monthly financial statements.

Information From Other Sources

Although most of the information needed monthly by AEPSC Accounting is provided by AEPSC Cash Management, some information is obtained from other sources as necessary. Two primary examples are the service billings from AEPSC provided by AEPSC Accounting, and the franchise tax and income tax information, including accruals, estimates and payments provided by the AEPSC Tax Department.

Preparation of Monthly Summary and Journal Entries

Each month AEPSC Accounting prepares all journal entries from the information received and enters all journal entries into the general ledger system. Recurring journal entries are listed below.

Journal Entry	Journal Entry Description
2_PSO	Public Service Company of Oklahoma Monthly Activity
3_SEP	Southwestern Electric Power Company Monthly Activity
5_APCo	Appalachian Power Monthly Activity
7_CSPCo	Columbus Southern Power Monthly Activity
9_BDCO	Bad Debt Charge-Offs
10_EQUITY	Net Change in Equity
(system generated)	Short-Term Debt and Interest Expense/Payment
(system generated)	AEPSC Monthly Billing to Affiliates
15_REVREC	Accrue Revenue Recognition Adjustment
17_CLFEE	Credit Line Fees Expense
(system generated)	Record Tax Accrual
(system generated)	Record Tax Payment
(system generated)	Record Dividend Payment to AEP Utilities, Inc.
21_DIVACC	Record Dividend Accrual to AEP Utilities, Inc.
22_TAX	Record Federal Income Tax Expense
(system generated)	Record AEPSC Invoice Payment
(system generated)	Record Credit Line Fees Payment
29_CCVP	Accrue Carrying Cost Variance Payment
30_AGENCY	2% Bad Debt Charge-Offs
34_IMP	Indiana-Michigan Power Monthly Activity
35_KPCo	Kentucky Power Monthly Activity
36_OPCo	Ohio Power Monthly Activity
37_KGP	Kingsport Power Monthly Activity
40_FACFEE	Facility Fees Payment
46_ARSALE	Record Sale of A/R to Outside Conduits

Other non-recurring journal entries are prepared as necessary.

After journal entries have been entered into the general ledger system, a trial balance is generated and reviewed by AEPSC Accounting and AEPSC Cash Management. Discrepancies, if any, are generally resolved during the review and adjusting or correcting journal entries are prepared and entered by AEPSC Accounting.

QUARTERLY REPORTING

AEPSC Regulatory Reporting prepares all internal and external financial reports for AEP Credit based on final trial balance information received from AEPSC Accounting. Pursuant to the 1935 Act, Rule 24, a filing is made with the SEC on behalf of AEP Credit within 45 days after the close of the calendar quarter.

ANNUAL REPORTING

Each year the financial records of AEP Credit are reviewed by an independent accounting firm. An annual report for AEP Credit is then issued and distributed to certain Sellers, the SEC and certain financial institutions.